FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-231553

June 24, 2021

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

2.500% Sustainability-Linked Senior Notes due 2033

3.400% Senior Notes due 2051

Issuer:	Enbridge Inc.
Guarantors:	Spectra Energy Partners, LP Enbridge Energy Partners, L.P.
Issue of Securities:	2.500% Sustainability-Linked Senior Notes due 2033	3.400% Senior Notes due 2051
Principal Amount:	US$1,000,000,000	US$500,000,000
Coupon:	2.500% (the “Initial Sustainability-Linked Interest Rate”), subject to increase as described in Interest Rate Step Up below.	3.400%
Interest Rate Step Up:	From and including August 1, 2026 (or if such day is not a Business Day, the next succeeding Business Day), the interest rate payable on the Sustainability-Linked Senior Notes shall be increased by 5 basis points to 2.550% per annum unless we have notified the Trustee in writing on or before the date that is 15 days prior to August 1, 2026 in the form of a Satisfaction Notification that we have determined that we have satisfied the Percentage of Racial & Ethnic Diversity Performance Target and received a related Assurance Letter from the External Verifier. From and including August 1, 2031 (or if such day is not a Business Day, the next succeeding Business Day), the interest rate payable on the Sustainability-Linked Senior Notes shall be increased by 50 basis points to (x) 3.050% per annum if the First Step Up Interest Rate was in effect immediately prior to the Second Step Up Date or (y) 3.000% per annum if the Initial Sustainability-Linked Interest Rate was in effect immediately prior to the Second Step Up Date, unless we have notified the Trustee in writing on or before the date that is 15 days prior to August 1, 2031 in the form of a Satisfaction Notification that we have determined that we have satisfied the GHG Emissions Performance and received a related Assurance Letter from the External Verifier.	N/A

Interest Payment Dates:	Semi-annually on February 1 and August 1, commencing on February 1, 2022.	Semi-annually on February 1 and August 1, commencing on February 1, 2022.
Maturity Date:	August 1, 2033	August 1, 2051
Treasury Benchmark:	1.625% due May 2031	1.875% due February 2051
U.S. Treasury Yield:	1.490%	2.113%
Spread to Treasury:	1.050%	1.300%
Re-offer Yield:	2.540%	3.413%
Initial Price to Public:	99.584%	99.754%
Minimum Denominations:	$2,000 x $1,000	$2,000 x $1,000
Optional Redemption:

On any date more than three months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after May 1, 2033, the date that is three months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

On any date more than six months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date.

On any date that is on or after February 1, 2051, the date that is six months prior to the maturity date for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

Make-Whole Premium:	U.S. Treasury +17 bps	U.S. Treasury +20 bps
Trade Date:	June 24, 2021
Settlement Date:	June 28, 2021 (T+2)
CUSIP / ISIN:	29250N BF1 / US29250NBF15	29250N BE4 / US29250NBE40
Sustainability-Linked Bond Structuring Advisor:	Credit Suisse Securities (USA) LLC
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisee Securities (USA) LLC J.P. Morgan Securities LLC SMBC Nikko Securities America, Inc.
Barclays Capital Inc. Mizuho Securities USA LLC Truist Securities, Inc. Wells Fargo Securities, LLC
Co-Managers:

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

SG Americas Securities, LLC

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

AmeriVet Securities Inc.

Roberts & Ryan Investments, Inc.

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated June 24, 2021.

The issuer and guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC toll-free at 1-212-834-4533 or by calling SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

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